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FOR IMMEDIATE RELEASE:
---------------------

 Dyckerhoff AG Announces Early Termination of Hart-Scott-Rodino Waiting Period
          Regarding Pending Acquisition of Lone Star Industries, Inc.

Wiesbaden, Germany, September 16, 1999 - Dyckerhoff AG (Frankfurt and Luxemburg
Exchanges: DYK) announced today that the Federal Trade Commission has granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act applicable to its pending acquisition of Lone Star Industries, Inc. (NYSE: LCE).

As previously announced, Dyckerhoff and Lone Star have entered into a merger agreement under which Dyckerhoff's subsidiary, Level Acquisition Corp., commenced, on September 3, 1999, an all-cash tender offer for all of Lone Star's outstanding common stock at a price of $50 per share and for all of Lone Star's outstanding warrants (each to purchase two shares of common stock) at a price of $81.25 per warrant. The offer is conditioned upon, among other things, there being tendered and not withdrawn shares and warrants representing a majority of the outstanding Lone Star shares on a fully diluted basis. The offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on Friday, October 1, 1999, unless the offer is extended.

Morgan Stanley Dean Witter is acting as the Dealer Manager and Georgeson Shareholder Communications Inc. is acting as the Information Agent for the offer.

Dyckerhoff is one of the leading cement and building materials companies in Europe with sales volume in excess of $2.2 billion. In the U.S., Dyckerhoff has a 50 percent share in Glens Falls Lehigh Cement Company servicing the northeastern part of the U.S.

Lone Star is a producer of cement and ready-mixed concrete.



CONTACTS:  For Morgan Stanley Dean Witter
--------   Gregory Munsell: (212) 761-4747
           or
           For Georgeson Shareholder Communications Inc.
           (212) 440-9800